ITAÚ UNIBANCO HOLDING S.A. VERSION FOR PUBLIC RELEASE RELATED PARTY TRANSACTIONS POLICY (BRAZIL) 1. PURPOSE The purpose of this Related Party Transactions Policy is to establish rules and consolidate the procedures to be observed by ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or the “Company”) and its controlled companies in Brazil (the “Itaú Unibanco Conglomerate”) whenever transactions between Related Parties occur, ensuring equality and transparency so as to assure shareholders, investors and other interested parties that the Itaú Unibanco Conglomerate complies with the best Corporate Governance practices. 2. RULES 2.1. Definition of Related Parties The Company relies on the guidance established by Technical Pronouncement CPC 05 and any subsequent revisions, issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the Brazilian Securities and Exchange Commission (“CVM”), pursuant to the applicable regulation. For the purposes of this rule, the following are considered Related Parties of the Company: a) A person, or a close member of that person’s family, who: • has full or joint control over the Company; • has significant influence over the Company; or • is a member of the key management personnel of the Company or of its parent company. b) An entity in any of the situations below: • is a member of the same economic group as the Company; • the entity/Company is an associate or is jointly controlled (joint venture) by the Company/entity or by another entity of the same economic group; • the entity and the Company are under the joint control (joint venture) of a third entity; • the entity/Company is under the joint control (joint venture) of a third entity and the Company/entity is an associate of that third entity; • the entity is a post-employment benefit plan whose beneficiaries are the employees of both entities, the Company and the entity related to the Company; • is controlled, in full or under joint control, by a person identified in item (a); or • a person identified in item “a) i.” above has significant influence over the entity or is a member of the key management personnel of that entity. 2.1.1. “Close Members of the Family”: are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity, and include: • the person’s children, spouse or domestic partner; • the children of the person’s spouse or domestic partner; and • dependents of the person, of their spouse or domestic partner, as declared for income tax purposes. 2.2. Definitions of Market Conditions, Significant Amount, Related Transactions and Ordinary Transactions 2.2.1. “Market Conditions” These are the conditions for which the following principles were observed during negotiation: competitiveness (prices and service conditions consistent with those practiced in the market); compliance (adherence of the services rendered to the contractual terms and responsibilities adopted by the Itaú Unibanco Conglomerate, as well as to adequate information security controls); and transparency (adequate reporting of the agreed conditions and of their effects on the Company’s financial statements). In negotiations between related parties, the same principles and procedures that govern negotiations carried out by the Itaú Unibanco Conglomerate with independent parties must be observed. 2.2.2. “Significant Amount” A transaction or set of Related Transactions whose value, in each period of 12 (twelve) consecutive months, exceeds R$2,000,000.00 (two million reais) shall be considered of Significant Amount.

2.2.3. “Related Transactions” These are similar transactions that are logically connected to one another by reason of their subject matter or of their parties, such as: a) transactions of continued duration comprising periodic performances, provided that the amounts involved are already known at the time the agreement is executed; and b) subsequent transactions arising from a first transaction already carried out, provided that such first transaction has established its main conditions, including the amounts involved. 2.2.4. “Ordinary Transactions” Ordinary transactions are those involving off-the-shelf products and/or services, that is, those available to clients of the Itaú Unibanco Conglomerate, with standardized pricing, subject to the negotiation margins granted to the commercial areas for clients of the same profile, provided that they are on Market Conditions, pursuant to item 2.2.1. Products customized or developed specifically for clients considered related parties shall be assessed pursuant to the legislation and to the criteria of this and other Itaú Unibanco policies. 2.3. Formalization of Transactions between Related Parties 2.3.1. In transactions involving Related Parties, as defined in this Policy, the following conditions must be observed: a) the transactions must be on Market Conditions and in accordance with the provisions of this Policy, and also consistent with the other practices adopted by the Company’s management, such as the guidelines set out in the Code of Ethics and other internal policies; b) the transactions must be executed in writing, specifying their main characteristics and conditions, such as the names of the parties, total price, unit price, terms, guarantees, tax payments, payment of fees, obtaining of licenses, termination conditions, etc.; and c) the transactions must be clearly disclosed in Itaú Unibanco’s financial statements, in accordance with the materiality criteria set out in the accounting standards. 2.3.2. Should any company of the Itaú Unibanco Conglomerate be engaged by Related Parties in asset or liability transactions or in the form of services rendered, in addition to the conditions set out in sub-item 2.3.1, the Market Conditions applicable to other clients with the same profile, risk exposure, volume of funds, among other characteristics, must be applied. 2.4. Governance Structure for Related Party Transactions of Significant Amount 2.4.1. If the transaction involves a Significant Amount, the following rules must be observed together with the rules established in item 2.3 above: a) The transaction must be submitted for approval to the Related Parties Committee (the “Committee”), composed of 3 (three) members of Itaú Unibanco’s Board of Directors considered independent, who must verify the advantages of such transaction for the Itaú Unibanco Conglomerate; b) The submission of transactions to the Committee must be accompanied by (i) other market quotations, whenever feasible, in order to comply with item 2.3.1.a); (ii) the reasons ensuring commutative conditions; (iii) the justification for carrying out the transaction with the Related Party rather than with third parties; (iv) the type of relationship with the Related Party; (v) information on any previously existing related transactions; and (vi) the benefits expected by the Itaú Unibanco Conglomerate and by the Related Party; and c) On a quarterly basis, these transactions shall be reported to Itaú Unibanco’s Board of Directors. 2.4.2. The Committee’s resolutions may take place at in-person meetings, by conference call, videoconference or by electronic means (e-mail). 2.4.3. The rules set out in this item shall not apply to transactions carried out: a) between the Company and its direct and indirect subsidiaries, except where there is an interest in the subsidiary’s capital held by the Company’s direct or indirect controlling shareholders, by its officers or by persons linked to them; and b) transactions between the Company’s direct and indirect subsidiaries, except where there is an interest in the subsidiary’s capital held by the Company’s direct or indirect controlling shareholders, by its officers or by persons linked to them. 2.4.3.1. For the purposes of item 2.4.3, “linked person” means the individual or legal entity acting on behalf of the same interest as the person to which it is linked. 2.4.4. Ordinary Transactions with Related Parties shall be exempt from the procedures described in item 2.4.1, provided that Market Conditions are observed, as set out in item 2.3.2.

2.4.5. The Committee may engage external consultants for assistance, if it deems appropriate, ensuring the integrity and confidentiality of the work, without exempting the Committee from its responsibilities. In any event, any form of engagement of advisors, consultants or intermediaries that creates a conflict of interest with the Company, its officers or its controlling shareholders is prohibited. 2.5. Impediment 2.5.1. The Company’s management must respect the ordinary flow for the negotiation, analysis and approval of transactions within the Itaú Unibanco Conglomerate and must not make interventions that influence the engagement of Related Parties in non-compliance with such flow. 2.5.2. In situations in which a member of the Related Parties Committee involved in the approval of the transaction is subject to a potential conflict of interest, such member must declare themselves impeded, explaining their involvement in the transaction and providing details of the transaction and of the parties involved. The impediment must be recorded in the document resolving on the transaction. 2.6. Disclosure Obligation 2.6.1. Pursuant to the provisions of article 247 of Law No. 6,404/76 (Brazilian Corporation Law), CVM Resolution No. 94/22 and National Monetary Council Resolution No. 4,818/20, the Company must disclose Related Party Transactions, providing sufficient details to identify the Related Parties and any essential or not strictly commutative conditions inherent to the transactions in question, thereby allowing the Company’s shareholders to supervise and monitor Itaú Unibanco’s management acts. 2.6.2. The disclosure of such information shall be made, clearly and accurately, in the explanatory notes to the Company’s Financial Statements, in accordance with the applicable accounting principles. In addition to such disclosure, the Company also has the duty to disclose Related Party Transactions to the market, pursuant to the Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), particularly with respect to the additional requirements of the quarterly periodic information (ITRs), and also pursuant to CVM Resolution 80/22. 2.6.3. A transaction or set of Related Transactions with Related Parties whose value exceeds R$50,000,000.00 (fifty million reais) and which meets the disclosure requirements of Annex F of CVM Resolution No. 80/22 must be disclosed, through the electronic system available on the CVM website, within 7 (seven) business days from its occurrence, pursuant to such rule. Credit transactions and financial services rendered by an institution authorized to operate by the Central Bank of Brazil in the normal course of business of the parties involved and under conditions similar to those practiced by them with unrelated parties are not subject to disclosure, as provided for in CVM Resolution No. 80/22, as well as in compliance with Supplementary Law 105/01. 2.7. Prohibited Transactions 2.7.1. Transactions between Related Parties are prohibited in the following cases: a) carried out under conditions other than Market Conditions; b) credit transactions carried out in breach of article 34 of Law No. 4,595/64, of article 17 of Law No. 7,492/86, or not authorized by National Monetary Council regulations; c) service agreements between the Itaú Unibanco Conglomerate and Related Parties that (i) do not involve services customarily offered, or (ii) involve unjustifiable or disproportionate compensation in terms of value generation for the Itaú Unibanco Conglomerate; or d) corporate restructurings that do not ensure equitable treatment to the Company’s shareholders. 3. CODE OF ETHICS In addition to the rules set out in this rule, Itaú Unibanco’s employees and officers must observe, in any Related Party Transactions, the guidelines set out in the Company’s Code of Ethics and in the Corporate Integrity and Ethics Policy. 4. PENALTIES Violations of the terms of this rule shall be examined by the Audit Committee, with the consequent submission to the Company’s Board of Directors, which shall adopt the applicable measures, further noting that certain conducts may constitute a crime, subjecting those responsible to the penalties provided for in the applicable legislation.

5. POLICY UPDATE The Company’s Board of Directors is authorized to update this rule whenever necessary, as a result of bylaws or legislative amendments, especially with respect to CVM and B3 regulations regarding the Corporate Governance Practices applicable to the Company. This rule was amended by the Board of Directors on 08/25/2022 and was last reviewed by the Related Parties Committee in August 2026.